MEMO


TO: File
FROM: Julie L'Italien
SUBJECT: Item 77(d): Form N-SAR for Fidelity Union Street Trust
DATE: October 13, 1999
The following is an update to Fidelity Export and Multinational Fund pursuant to a Board approved vote on April 15, 1999.
Effective June 7, 1999, Fidelity Export and Multinational Fund is permitted to lend up to 15% of net assets to other funds through the interfund lending program, and will be subject to the standard 1940 Act borrowing limit of 33 1/3% of total assets as set forth in the fund's standard fundamental borrowing limit.
The following is an update to Spartan Arizona Municipal Income Fund pursuant to a Board approved vote on April 15, 1999.
Effective June 21, 1999, Spartan Arizona Municipal Income Fund will be subject to the standard 1940 Act borrowing limit of 33 1/3% of total assets as set forth in the fund's standard fundamental borrowing limit.